Exhibit 99.1



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

(1) CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTORS (2) CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND NOMINATION AND REMUNERATION COMMITTEE

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and other consolidated entities, the "**Group**"), pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

CHANGE OF DIRECTORS

The board (the "**Board**") of directors (the "**Directors**") of the Company announces that, (1) as proposed by the nomination and remuneration committee of the Company (the "**Nomination and Remuneration Committee**") after comprehensively considering the Company's needs for internal control enhancement, corporate governance requirements and the structure of the Board, Mr. Rusheng YANG ("**Mr. YANG**") and Mr. David Xianglin LI ("**Mr. LI**"), independent non-executive Directors, will not be nominated for re-election upon the expiry of their respective terms of office as Directors on April 13, 2026. With effect from the above expiry date, Mr. YANG and Mr. LI will cease to serve as independent non-executive Directors and all their positions on the committees of the Board; and (2) on April 10, 2026, the Board, having accepted the recommendation of the Nomination and Remuneration Committee, resolved to appoint Mr. Koon Wing Ernest IP ("**Mr. IP**") and Mr. Siu Hong CHENG ("**Mr. CHENG**") as independent non-executive Directors, both with effect from April 14, 2026.

The biographical details of Mr. IP and Mr. CHENG are set out below.

Mr. IP

Mr. IP, aged 65, has over 40 years of experience in accounting and auditing including 34 years in PricewaterhouseCoopers Hong Kong ("**PwC**") where he retired from PwC as a partner in 2019. In the same year, Mr. IP joined as the Group Chief Financial Officer of Fung Group which comprises Li & Fung Limited (a company formerly listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**")), Fung (1937) Management Limited and Convenience Retail Asia Limited (a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0831)).

Mr. IP has held various key positions in regulatory authorities and business associations. He was a member of the Listing Committee of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong (the "**SFC**") from 2008 to 2014. Currently, Mr. IP is a member of the Takeovers and Mergers Panel and the Takeovers Appeal Committee of the SFC. Mr. IP was the president of the Hong Kong Business Accountants Association in 2022. He is also a member of the Guangdong Provincial Committee of the Chinese People's Political Consultative Conference and a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation.

Mr. IP is currently an independent non-executive director of Media Chinese International Limited, a company dually listed on the Main Board of the Hong Kong Stock Exchange (stock code: 0685) and the Main Market of Bursa Malaysia Securities Berhad in Malaysia (stock code: 5090). Mr. IP is also the independent non-executive director of Ping An Digital Bank (International) Limited ("**Ping An Digital Bank**") and OneConnect Financial Technology Co., Ltd. ("**OneConnect**"), respectively. Both Ping An Digital Bank, which is a wholly-owned subsidiary of the Company, and OneConnect are private companies and subsidiaries of Ping An Insurance (Group) Company of China, Ltd. (a company listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) (the "**Ping An Insurance**").

Mr. IP graduated from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) in 1984 with a Professional Diploma in Accountancy. He is a Fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. IP has entered into a service agreement with the Company in respect of his appointment as an independent non-executive Director for an initial term of three years commencing from April 14, 2026 (subject to rotation and re-election as and when required under the Company's current articles of association and the Listing Rules). According to the Company's current articles of association, Mr. IP will hold office as an independent non-executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. According to the terms of Mr. IP's appointment, the annual emolument of Mr. IP as an independent non-executive Director is RMB500,000 (payable on a quarterly basis), which is determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account his duties and responsibilities and the prevailing market conditions.

As of the date of this announcement, Mr. IP has confirmed that, save as disclosed above, he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. IP has confirmed that (i) he is independent as regards to each of the factors in Rule 3.13(1) to (8) of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries and any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence.

Save as disclosed above, as of the date of this announcement, Mr. IP has also confirmed that he does not have any relationship with any Directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. IP.

Mr. CHENG

Mr. CHENG, aged 66, has over 35 years of experience in the financial industry. He has served as an independent non-executive director of Hong Kong Interbank Clearing Limited since November 2023, a director of CryptoBLK International Holding Co. Limited since 2021, a director of Hong Kong Science and Technology Parks Corporation from 2014 to 2019 and an independent non-executive director of Ping An Insurance from 2012 to 2013.

Mr. CHENG worked at the Hong Kong and Shanghai Banking Corporation Limited for 36 years, from 1983 to 2019, focusing on financial technology, and served as the Chief Operating Officer for the Asia Pacific region from 2010 to 2019.

Mr. CHENG is currently a council member of the Hong Kong Federation of Youth Groups, a director of Hong Kong Internet Registration Corporation Limited, a council member of the Hong Kong Quality Assurance Agency, the chairman of the advisory committee of the Hong Kong Institute of Information Technology of the Vocational Training Council, the chairman of the Innovation Power advisory committee of the Hong Kong Jockey Club, a member of the New Industrialisation Vetting Committee (NIVC), and a director of Hong Kong Esperanza (also known as "Uncle Chip" Co-creation Society).

Mr. CHENG graduated from the University of Hong Kong in 1981 with a bachelor of science diploma in electronic engineering and is also a distinguished fellow of the Hong Kong Computer Society.

Mr. CHENG has entered into a service agreement with the Company in respect of his appointment as an independent non-executive Director for an initial term of three years commencing from April 14, 2026 (subject to rotation and re-election as and when required under the current articles of association and the Listing Rules). According to the Company's current articles of association, Mr. CHENG will hold office as an independent non-executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. CHENG's appointment, the annual emolument of Mr. CHENG as an independent non-executive Director is RMB500,000 (payable on a quarterly basis), which is determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account his duties and responsibilities and the prevailing market conditions.

As of the date of this announcement, Mr. CHENG has confirmed that, save as disclosed above, he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. CHENG has confirmed that (i) he is independent as regards to each of the factors in Rule 3.13(1) to (8) of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries and any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence.

Save as disclosed above, as of the date of this announcement, Mr. CHENG has also confirmed that he does not have any relationship with any Directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. CHENG.

CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND NOMINATION AND REMUNERATION COMMITTEE

With effect from April 14, 2026, Mr. YANG will cease to serve as the chairman of the audit committee of the Company (the "**Audit Committee**") and a member of the Nomination and Remuneration Committee, Mr. LI will cease to serve as a member of the Audit Committee, and the Board has resolved to appoint Mr. IP as the chairman of the Audit Committee, and Mr. CHENG as a member of the Audit Committee and Ms. Fangfang CAI, a non-executive Director as a member of the Nomination and Remuneration Committee after Mr. YANG and Mr. LI left office.

The Board would like to take this opportunity to thank Mr. YANG and Mr. LI for their service during the tenure of their office, and warmly welcome Mr. IP and Mr. CHENG on their new appointments.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, April 13, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.